FORM 4                                           -------------------------------
                                                           OMB APPROVAL
U.S. SECURITIES AND EXCHANGE COMMISSION          -------------------------------
         Washington, DC 20549                    OMB Number          3235-0287
                                                 Expires:     January 31, 2005
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP     Estimated average burden
                                                 hours per response ........ 0.5
                                                 -------------------------------

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

  Barakett                          Timothy                R.
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   (Last)                           (First)             (Middle)

                        c/o Atticus Capital, L.L.C.
                        152 West 57th Street, 45th Floor
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                                    (Street)

  New York                            NY                 10019
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                      PRICE COMMUNICATIONS CORP. (NYSE: PR)

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3.   I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

                                 April, 2002

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5.   If Amendment, Date of Original


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6.   Relationship of Reporting Person(s) to Issuer

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing Reporting (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person

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================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

====================================================================================================================================
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (Month/        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
                                      Day/Year)
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
Common Stock, $0.01 par value per     2/5/2002         P               800        A     $18.73                      I     See Note 1
share ("Common Stock")
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                                      3/20/2002        P             10,000       A     $17.68                      I     See Note 1
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                                      3/22/2002        P              8,000       A     $17.49                      I     See Note 1
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                                      3/27/2002        P             15,500       A     $17.55                      I     See Note 1
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                                      3/28/2002        P              7,600       A     $17.57                      I     See Note 1
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                                      4/5/2002         P             18,700       A     $17.45                      I     See Note 1
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                                      4/8/2002         P             20,000       A     $17.17                      I     See Note 1
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

FORM 4 (CONTINUED)   TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                       OR BENEFICIALLY OWNED

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                                      4/9/2002         P             15,000       A     $17.14                      I     See Note 1
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                                      4/10/2002        P             20,000       A     $17.15                      I     See Note 1
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                                      4/11/2002        P             15,000       A     $17.00                      I     See Note 1
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                                      4/12/2002        P             18,300       A     $16.80                      I     See Note 1
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                                      4/15/2002        P             10,000       A     $16.88                      I     See Note 1
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                                      4/16/2002        P             10,000       A     $17.69                      I     See Note 1
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                                      4/17/2002        P             10,000       A     $17.50                      I     See Note 1
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                                      4/18/2002        P              5,500       A     $17.20                      I     See Note 1
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                                      4/19/2002        P              5,000       A     $17.28                      I     See Note 1
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                                      4/22/2002        P             10,000       A     $17.25                      I     See Note 1
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                                      4/23/2002        P              5,000       A     $17.44                      I     See Note 1
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                                      4/24/2002        P              9,300       A     $17.38                      I     See Note 1
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                                      4/25/2002        P              5,600       A     $17.21                      I     See Note 1
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                                      4/26/2002        P              4,000       A     $16.95                      I     See Note 1
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                                      4/29/2002        P             27,100       A     $16.84                      I     See Note 1
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                                      4/30/2002        P             18,000       A     $16.80   $8,249,110         I     See Note 1
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

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

====================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     -------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code  V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

N/A
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====================================================================================================================================

         Note 1: The Reporting Person is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company ("Atticus Holdings"), which serves as a general partner to certain investment funds over which the Reporting Person has investment discretion. The Reporting Person is also the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company, and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands (collectively, the "Atticus Entities"). The Atticus Entities act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities and Atticus Holdings, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Rule 16a-1(a)(1) under the Securities Exchange Act of 1934. Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in the Shares owned by the Funds except to the extent, if any, of his pecuniary interest therein. The Reporting Person does not have a pecuniary interest within the meaning of Rule 16a-1(a)(2) in securities held by the Accounts and accordingly such securities are not included in the Reporting Person's
         Section 16 reports. This filing includes transactions and holdings by a fund that were inadvertently omitted from prior reports.


 /s/ Timothy R. Barakett                                        May 8, 2002
--------------------------------------------------------    --------------------
       ** Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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